

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Michael Brown
Chief Executive Officer
Sierra Madre Mining, Inc.
18444 N 25th Ave. Suite #420–711
Phoenix, Arizona 85023

> **Re:** **Sierra Madre Mining, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2014**
> **File No. 333-199780**

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution

1. We have reviewed your revised disclosure in response to comment 2 in our letter dated November 26, 2014 noting it does not appear to address our comment in its entirety. Please further expand your dilution disclosure to include the dilution information under the assumption that 25% of the total offered shares are sold to coincide with the same sales assumptions utilized in the Use of Proceeds table on page 12.

Business Description

2. We note your response to comment 6 and we partially reissue the comment. Please expand your disclosure concerning the exploration plans for the properties to address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

The Company

3. We note your response to comment 8 and we partially reissue the comment. In addition to the information provided please clarify if your JV partners are required to fund exploration work on the property.

4. We note your response to comment 9 and we partially reissue the comment. Please revise to provide a summary of all exploration work performed on your property. Copies of sample reports or other reports should not be copied directly into your filing but instead should be included as exhibits to your filing and summarized in your filing.

Liquidity

5. Please explain the references to "wells" and "producing oil" in this section.

Exhibits

Exhibit 10 – Joint Venture and Sale Agreement

6. We note your response to comment 24. Please disclose the last sentence of your response in the prospectus.

Exhibit 23

7. It appears the financial statement periods of September 30, 2014 and for the period November 6, 2013 (inception) through September 30, 2014 referenced here is inconsistent with the financial statement periods of September 30, 2014 and December 31, 2013 and for the period November 6, 2013(inception) through December 31, 2013 and January 1, 2014 through September 30, 2014 and November 6, 2013(inception) through September 30, 2014 disclosed in the audit report on page F-1 of the registration statement. Please advise your auditor to revise his consent accordingly.

8. It appears the audit report date of October 20, 2014 referenced here is inconsistent with the audit report date of October 31, 2014 disclosed in the audit report on page F-1 of the registration statement. Please advise your auditor to revise his consent accordingly.

You may contact Suying Li, at (202) 551-3335, or Angela Lumley, at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Joseph Lacome, Esq.